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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH, D.C. 213 SECTION

SEC FILE NUMBER
8- 52108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~The F I Group, Inc.~~ Five Star Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Liberty Street
(No. and Street)

Warsaw	NY	14569
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Benjamin Sliwka 585-381-1136 ext. 319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

12 Fountain Plaza, Suite 601	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Benjamin Sliwka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The FI Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance Officer

Title

Sworn to me February 28, 2006

Mary VanValkenburg (Cainey)

Notary Public

Mary Van Valkenburg (Cainey)
Notary Public, State of New York
Qualified in Wyoming County, #4927246
My Commission Expires 4/11/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 601
12 Fountain Plaza
Buffalo, NY 14202

Independent Auditors' Report

The Board of Directors
FI Group, Inc.:

We have audited the accompanying statement of financial condition of FI Group, Inc. (a wholly owned subsidiary of Financial Institutions, Inc.) (the Company) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2006

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	86,646
Certificate of deposit		76,970
Commissions receivable		51,164
Due from Parent		137,792
Equipment, less $20,388 in accumulated depreciation		11,617
Other assets		30,634
Total assets	$	394,823
Liabilities and Stockholder's Equity		
Accrued expenses	$	79,372
Total liabilities		79,372
Stockholder's equity:		
Common stock, $1.00 par value. Authorized, issued, and outstanding 100 shares		100
Additional paid-in capital		966,320
Retained deficit		(650,969)
		315,451
Total liabilities and stockholder's equity	$	394,823

See accompanying notes to statement of financial condition.

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(1) Significant Accounting Policies

(a) Organization

FI Group, Inc. (the Company) is a wholly owned subsidiary of Financial Institutions, Inc. (the Parent or Parent Company). The Company, which was incorporated on May 20, 1999, received regulatory approval and commenced operations on January 24, 2000 as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers. The Company was formed for the purpose of engaging in brokerage services and providing investment advice for customers of its affiliates which are also subsidiaries of the Parent. Securities products offered to customers include mutual funds, annuities, equities and fixed-income securities.

(b) Employee Benefit Plans

The Parent maintains a defined benefit plan covering substantially all employees of the Company. Benefits under the plan are based on years of service and the employee's highest average compensation during five consecutive years of employment.

The Parent also sponsors a defined contribution plan covering substantially all employees of the Company. The Parent matches certain percentages of each eligible employee's contribution to the plan.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled (see also note 2).

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and cash on deposit with the Company's clearing broker (see also note 2).

(e) Customer Transactions

All customer transactions are cleared through an unaffiliated registered broker-dealer (the clearing broker), that is a member firm of the New York Stock Exchange and other national Securities exchanges, to provide these services. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the clearing broker. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and security clearance on a fully disclosed basis. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer owned

assets and cash reserve requirements. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related-Party Transactions

The Company remits to a subsidiary of its Parent Company a portion of commissions earned in securities transactions initiated by customers of a subsidiary of its Parent.

The Parent performs accounting and other administrative services for the Company. The Company remits a service fee for the rendering of these services.

The Parent also provides a defined contribution plan to employees, including employees of the Company. The Parent provides a defined benefit plan for employees, including employees of the Company. The costs associated with the plan are allocated by the Parent to the Company. The Company has an accrued benefit liability related to the plan of $8,818, which is included in accrued expenses on the statement of financial condition at December 31, 2005.

The Company rents office space from the Parent and a subsidiary of the Parent, for which it pays rent.

The Company maintains a noninterest-bearing commercial checking account with a subsidiary bank of its Parent. The amount held with the related bank was $61,646 at December 31, 2005. This amount is included in cash and cash equivalents on the statement of financial condition.

The Company has a receivable from its Parent of $137,792 at December 31, 2005 for tax benefits the Parent attributed to the operating losses of the Company (see also note 3).

(3) Income Taxes

Income taxes are estimated as if the Company filed on a separate-return basis, and the amount of current tax payable or receivable is either remitted to or received from the Parent, respectively.

At December 31, 2005, the Company had a net deferred tax asset of $15,946, primarily attributable to accrued pension benefit costs and a New York State net operating loss carryforward. Management believes that no valuation allowance is necessary as the results of future operations of the consolidated group will generate sufficient taxable income to realize the deferred tax asset (see also note 2).

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital, as defined, of $106,281 which was $56,281 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.75 to 1 at December 31, 2005.

(5) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1(a) to the financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions including the proper processing and transfer of customer funds and securities. As of December 31, 2005, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) Litigation

Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2005.

KPMG

KPMG LLP
Suite 601
12 Fountain Plaza
Buffalo, NY 14202

Independent Auditors' Report

Board of Directors
FI Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of the FI Group, Inc. (the Company) (a wholly owned subsidiary of Financial Institutions, Inc.), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2006